UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 4, 2009

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  £

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ¨ No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ¨ No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ¨ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.  N/A

Changes in Registrant’s Certifying Accountant

     (a)  Play LA Inc. (the “Company”), pursuant to the approval of the Company’s Audit Committee and board of directors, dismissed Peterson Sullivan LLP (“Peterson”) as the Company’s independent registered public accounting firm and engaged Jewett, Schwartz, Wolfe and Associates  (“Jewett”)  as the Company’s independent registered public accounting firm.

     Peterson’s audit report on the Company’s financial statements for the period ended December 31, 2007 and 2006 does not contain an adverse opinion or a disclaimer of opinion and are not qualified or modified as to uncertainty, audit scope or accounting principles, except for a modification related to going concern. Peterson has not conducted any review or audit procedures since issuing their audit report on our 2007 financial statements.

     During the period September 27, 2005 (inception) to December 31, 2007 and thereafter through the date of dismissal of Peterson, there were no disagreements between the Company and Peterson on any matters of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreements, if not resolved to Peterson’s satisfaction, would have caused Peterson to make reference to the subject matter of the disagreement in connection with its audit report on the Company’s financial statements for such period.

     During the period September 27, 2005 (inception) to December 31, 2007 and thereafter through the date of dismissal of Peterson, there were no “reportable events” as defined in Section 304(a)(1)(v) of Regulation S-K.

     The Company has provided Peterson with a copy of the above disclosures and requested that Peterson furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the Peterson’s letter is filed as Exhibit 16 to this Form 6-K.

     (b) On February 4, 2009, the Audit Committee of the Company’s Board of Directors appointed Jewett as its independent registered public accounting firm for the year ended December 31, 2008. During the period ended December 31, 2007, and in the interim period ended February 4, 2009, neither the Company nor anyone acting on its behalf consulted with Jewett on any matters or events set forth in Item 304(a)(2) of Regulation S-K.

Financial Statements and Exhibits.

     (c) Exhibits. The following exhibit is being furnished as part of this Report.

Exhibit
Number	Description

16.1	Letter from Peterson Sullivan regarding change in certifying accountant

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: February 4th, 2009	By:	/s/ David Hallonquist
		Name:	David Hallonquist
		Title:	President